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FOR IMMEDIATE RELEASE


                                         Contact:  Carl A. Florio
                                                   President & CEO
                                                   Timothy E. Blow
                                                   Chief Financial Officer
                                                   518-828-4600



                          HUDSON RIVER BANCORP, INC.

     August 18, 2000 Hudson River, N.Y. - Hudson River Bancorp, Inc. (NASDAQ:HRBT) announced today that shareholders at its annual meeting yesterday overwhelmingly approved the adoption of the Plan of Merger with Cohoes Bancorp, Inc., approved the amendments to its stock option and management retention plans, the election of three directors and the ratification of the appointment of its auditors.

     Carl Florio, President & CEO of Hudson River Bancorp, Inc., stated: "We are gratified that our shareholders understand the value of our proposed merger of equals with Cohoes and agreed with our strategy. Unfortunately, while the majority of Cohoes shareholders voting on the merger favored the transaction, they were unable to obtain the required number of the total votes eligible to be cast necessary to adopt the agreement."

     President Florio went on to say that Hudson River would continue its strategy of growing shareholder value through expansion of its products and services, exploring other merger and acquisition opportunities and continuing its stock repurchase program.


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